OSISKO MINING CORP ("OSK-T")

CLIFTON STAR RESOURCES INC ("CFO-V")

March 17, 2010

2009 Drill Results From the Duparquet Project

Osisko Mining Corporation ("Osisko") and Clifton Star Resources Inc ("Clifton") are pleased to announce results from Clifton's 2009 drill program and extended core sampling program at the Duparquet Project located in the Abitibi region of Quebec.  Drilling and extended sampling on selected holes were focused on three properties: Beattie, Donchester (eastern extension of Beattie) and Duquesne.  Previous drilling and sampling by Clifton had focused on higher-grade veins or tabular breccias/shear zones located mostly within syenite porphyry intrusions. Current sampling and future drilling will focus on delineating broader zones of mineralization that may be amenable to large scale open-pit mining.

Highlights from 37 drill holes reported herein include 171.1 metres averaging 1.62 g/t Au (D09-01B), 99.5 metres averaging 1.29 g/t Au (B09-72) and 119.4 metres averaging 1.50 g/t Au (B09-92).  Assay results are summarized in the table below:

Beattie-Donchester Properties

Hole No.	Section	Zone	From (m)	To (m)	Length (m)	Au g/t
B09-69	630050E	North	106.5	178.5	72.0	1.85
B09-71	630775E	RW	153.5	174.0	20.5	1.74
B09-72	630800E	RW	10.0	109.5	99.5	1.95
B09-74	630800E	RW	156.0	183.0	27.0	1.40
B09-75	630800E	RW	36.0	63.0	27.0	3.60
Including			36.0	45.0	9.0	6.22
And			110.9	121.5	10.6	1.15
B09-79	630850E	RW	87.0	111.1	24.1	1.05
And			169.2	191.5	22.3	1.72
B09-80	630125E	South	1.5	36.0	34.5	1.23
B09-81	629975E	North	84.0	108.0	24.0	2.11
B09-83	630000E	North	94.5	183.0	88.5	2.00
B09-84	630000E	North	12.0	43.5	31.5	1.26
Including			12.0	15.0	3.0	7.12
B09-85	630800E	RW	0.4	51.0	50.6	1.11
B09-86	630825E	RW	4.5	72.0	67.5	0.93
B09-87	630825E	RW	5.0	42.0	37.0	1.81
B09-88	630875E	RW	12.0	99.0	87.0	1.40
B09-89	630875E	RW	46.5	81.5	35.0	1.45
Including			65.0	69.0	4.0	3.93
B09-90	630875E	RW	18.0	52.5	34.5	0.67
And			145.5	160.5	15.0	1.11
B09-91	630900E	RW	24.0	57.0	33.0	1.02
B09-92	630925E	RW	78.6	198.0	119.4	1.50
B09-93	630925E	RW	21.0	42.0	21.0	1.42
B09-94	630925E	RW	57.0	171.0	114.0	1.57
B09-95	630925E	RW	22.0	50.5	28.5	0.79
B09-100	630875E	RW	51.0	121.5	70.5	0.75
B09-106	630925E	RW	107.5	127.0	20.0	1.47
B09-107	630925E	RW	40.5	70.5	30.0	0.96
B09-109	631000E	RW	42.0	75.0	33.0	0.94
D99-02	631675E	North	92.7	133.2	40.5	2.74
D08-01	631825E	North	167.6	352.0	184.4	2.17
D08-02A	631900E	North	123.0	148.9	25.9	2.03
D08-07	631700E	North	650.4	712.6	62.2	2.01
D09-01B	631725E	North	156.0	327.1	171.1	1.62
D09-38	632125E	North	275.0	331.0	56.0	1.80
And			436.7	468.7	32.0	1.58
And			595.5	636.5	41.0	1.66
D09-40	632225E	North	298.6	329.9	31.3	1.71
D09-14	631875E	North	60.0	96.1	36.1	1.14
D09-38	632175E	North	436.7	468.7	32.0	1.58

Duquesne Property

Hole No.	Section	Zone	From (m)	To (m)	Length (m)	Au g/t
DQ09-09	642100E	Nipissing	304.0	321.0	17.0	5.31
including			304.5	309.5	5.0	13.81
DQ09-10	642250E	Nipissing	17.0	23.0	6.0	3.86
DQ09-13	632300E	Nipissing	42.0	53.0	11.0	2.17

Mineralization on the Beattie-Donchester properties consists mostly of tabular, subvertical zones of finely disseminated pyrite-gold and variable arsenopyrite in brecciated or sheared, potassic-altered syenite porphyry.  The Beattie-Donchester syenite porphyry intrusion is the host to two past producing mines (Beattie and Donchester), and it has been the focus of the bulk of the previous drilling.  It is an east-west striking, subvertical intrusive body, approximately 3300 metres long, 150 to 450 metres wide and at least 900 metres deep. The main mineralized zones, at least 2600 m long and up to 80 metres thick, occur at the north and south contacts of the intrusion. They are open to the east and west and at depth.  Several anastomosing, subvertical mineralized zones also occur within the intrusion, such as RW and RS zones, and in the mafic volcanics north and south of the intrusion.

A second mineralized syenite porphyry intrusion occurs immediately southeast and parallel to the Beattie-Donchester intrusion.  The Dumico porphyry is approximately 2200 metres long and 350 metres wide, and host to two known mineralized zones (Central Duparquet and Dumico) similar in nature to those of the Beattie-Donchester porphyry intrusion.

Total strike length of the mineralized porphyries is therefore about 5500 metres, and these will be the focus of the upcoming Osisko-Clifton exploration efforts.  Since 1987 to the end of 2009, a total of 520 drill holes totaling 147,297 metres have been drilled on Clifton's Duparquet gold properties, and about 429 holes totaling 112,965 metres on the Beattie-Donchester properties alone.  Assays from seven 2009 drill holes from the Beattie-Donchester program are pending and results are expected in the next two weeks.

For the 2010 season, Osisko has outlined a 120,000 metres drill program for the Duparquet project, which will consist of 100,000 metres definition program on Beattie-Donchester, as well as 20,000 definition program on Duquesne. The objective of the former program will be to define a bulk tonnage inferred resource by early 2011 on the mineralized Beattie-Donchester syenite porphyry complex.  Four drills are presently mobilized and drilling commenced on both properties on February 15th.

Osisko has the right to acquire a 50% interest in the Duparquet project in consideration for (1) total exploration expenditures of $70 million from 2010 to 2013, and (2) extending loans to Clifton to fund option payments on the property of $8.5 million for 24 months and $22.5 million for 36 months.

These loans would carry interest at 5% and can be converted into stock at Clifton's choice.  Osisko had also extended a $6 million credit line to Clifton, to be drawn prior to January 1, 2010, which was not utilized.

All NQ core assays reported above were obtained by standard 50g fire Assaying-AA finish or gravimetric finish at ALS Chemex laboratories in Val d'Or, Quebec. All samples greater than 10 g/t Au are re-assayed using gravimetric finish. The true widths are estimated at approximately 60% to 75% of the core lengths reported above, with the exception of D08-01 that is estimated at 20%. Clifton follows strict QA-QC protocol measures in keeping with the regulatory reporting requirements.  All assays reported above were compiled and calculated by Clifton's Qualified Persons and were not verified by Osisko.  Mr. Fred Archibald, VP of Exploration for Clifton Star Resources Inc., is the Qualified Person as defined by NI 43-101 who has reviewed and approved the technical information contained in this press release.

Forward Looking Statements

Certain statements contained in this press release may be deemed "forward‐looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Corporation expects to occur, are forward looking statements.  Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur.  Although the Corporation believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, including, without limitation that all technical, economical and financial conditions will be met in order to put the Canadian Malartic Project into commercial production, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements.  Factors that could cause the actual results to differ materially from those in forward-looking statements include gold prices, access to skilled consultants, mining development and mill production personnel, results of exploration and development activities, the Corporation's limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations market prices, continued availability of capital and financing and general economic, market or business conditions. These factors are discussed in greater detail in the Corporation's most recent Annual Information Form filed on SEDAR, which also provides additional general assumptions in connection with these statements. The Corporation cautions that the foregoing list of important factors is not exhaustive.  The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon.  These statements speak only as of the date of this press release.

TSX closing price for OSK

Date: 2010/02/16

Closing Price: 8.900

TEL: 514-735-7131 Osisko Mining Corporation

John Burzynski, Vice‐President Corporate Development

Internet: www.osisko.com

TEL: 425-453-0355 Clifton Star Resources

Harry Miller, President

E-mail: hmiller@cliftonstarresources.com

Internet: www.cliftonstarresources.com